**Mercedes-Benz Auto Lease Trust 2012-A**
**Investor Report**
Collection Period Ended    31-Jan-2014

Amounts in USD

## Dates

| | | |
|---|---|---|
| Collection Period No. | 23 | |
| Collection Period (from... to) | 1-Jan-2014 | 31-Jan-2014 |
| Determination Date | 13-Feb-2014 | |
| Record Date | 14-Feb-2014 | |
| Payment Date | 18-Feb-2014 | |
| Interest Period of the Class A-1 Notes (from... to) | 15-Jan-2014 | 18-Feb-2014   Actual/360 Days   34 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-Jan-2014 | 15-Feb-2014   30/360 Days   30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 345,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 495,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 489,000,000.00 | 170,060,474.73 | 110,398,046.61 | 59,662,428.12 | 122.009055 | 0.225763 |
| Class A-4 Notes | 101,264,000.00 | 101,264,000.00 | 101,264,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,430,264,000.00** | **271,324,474.73** | **211,662,046.61** | **59,662,428.12** | | |

| | | | | |
|---|---|---|---|---|
| Overcollateralization | 267,379,474.41 | 305,575,825.39 | 305,575,825.39 | |
| **Total Securitization Value** | **1,697,643,474.41** | **576,900,300.12** | **517,237,872.00** | |
| present value of lease payments | 697,529,576.24 | 87,860,830.04 | 75,233,847.99 | |
| present value of Base Residual Value | 1,000,113,898.17 | 489,039,470.08 | 442,004,024.01 | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 267,379,474.41 | 15.75% |
| Target Overcollateralization Amount | 305,575,825.39 | 18.00% |
| Current Overcollateralization Amount | 305,575,825.39 | 18.00% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.343780% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 0.660000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 0.880000% | 124,711.01 | 0.255033 | 59,787,139.13 | 122.264088 |
| Class A-4 Notes | 1.070000% | 90,293.73 | 0.891667 | 90,293.73 | 0.891667 |
| **Total** | | **215,004.74** | | **$59,877,432.86** | |

| Available Funds | | Distributions | |
|---|---|---|---|
| Lease Payments Received | 13,260,738.93 | (1) Total Servicing Fee | 480,750.25 |
| Net Sales Proceeds-early terminations (including Defaulted Leases) | 28,318,735.30 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Sales Proceeds-scheduled terminations | 26,995,361.02 | (2) Total Trustee Fees (max. $100,000 p.a.) | 0.00 |
| Excess wear and tear included in Net Sales Proceeds | 27,993.70 | (3) Interest Distributable Amount Class A Notes | 215,004.74 |
| Excess mileage included in Net Sales Proceeds | 538,472.15 | (4) Priority Principal Distribution Amount | 0.00 |
| **Subtotal** | 68,574,835.25 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| Repurchase Payments | 0.00 | (6) Regular Principal Distribution Amount | 59,662,428.12 |
| Advances made by the Servicer | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| Investment Earnings | 952.04 | (8) Total Trustee Fees [not previously paid under (2)] | 0.00 |
| **Total Available Collections** | 68,575,787.29 | (9) Excess Collections to Certificateholders | 8,217,604.18 |
| Reserve Account Draw Amount | 0.00 | **Total Distribution** | **68,575,787.29** |
| **Total Available Funds** | **68,575,787.29** | | |

## Distribution Detail

| | Amount Due | Amount Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 480,750.25 | 480,750.25 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 215,004.74 | 215,004.74 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 124,711.01 | 124,711.01 | 0.00 |
| thereof on Class A-4 Notes | 90,293.73 | 90,293.73 | 0.00 |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4 Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 215,004.74 | 215,004.74 | 0.00 |
| | | | |
| Priority Principal Distribution Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distribution Amount | 59,662,428.12 | 59,662,428.12 | 0.00 |
| Principal Distribution Amount | 59,662,428.12 | 59,662,428.12 | 0.00 |

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 8,488,217.37 |
| | |
| Reserve Fund Amount - Beginning Balance | 8,488,217.37 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 115.52 |
| minus Net Investment Earnings | 115.52 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 8,488,217.37 |
| | |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 115.52 |
| Net Investment Earnings on the Exchange Note | |
| Collection Account | 836.52 |
| Investment Earnings for the Collection Period | 952.04 |

## Notice to Investors

## Pool Statistics

### Pool Data

| | Amount | Number of Leases |
|---|---|---|
| Cutoff Date Securitization Value | 1,697,643,474.41 | 45,053 |
| | | |
| Securitization Value beginning of Collection Period | 576,900,300.12 | 20,098 |
| Principal portion of lease payments | 10,206,838.11 | |
| Terminations- Early | 24,686,037.22 | |
| Terminations- Scheduled | 22,577,867.21 | |
| Repurchase Payment (excluding interest) | 0.00 | |
| Gross Losses | 2,191,685.58 | |
| Securitization Value end of Collection Period | 517,237,872.00 | 18,215 |
| | | |
| Pool Factor | 30.47% | |

|  | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average Securitization Rate | 6.66% | 6.60% |
|  |  |  |
| Weighted Average Remaining Term (months) | 25.04 | 7.85 |
| Weighted Average Seasoning (months) | 12.37 | 31.29 |
| Aggregate Base Residual Value | 1,139,551,610.25 | 459,238,313.00 |
| Cumulative Turn-in Ratio |  | 83.15% |
| Proportion of base prepayment assumption realized life to date |  | 58.35% |
| Actual lifetime prepayment speed |  | 0.58% |

| **Delinquency Profile *** | Amount ** | Number of Leases | Percentage |
|---|---|---|---|
| Current | 515,095,091.65 | 18,148 | 99.59% |
| 31-60 Days Delinquent | 1,306,409.54 | 42 | 0.25% |
| 61-90 Days Delinquent | 701,523.61 | 20 | 0.14% |
| 91-120 Days Delinquent | 134,847.20 | 5 | 0.03% |
| Total | 517,237,872.00 | 18,215 | 100.00% |

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

| **Credit Loss** | Current |
|---|---|
| Securitization Value of Defaulted Leases BOP | 621,265.18 |
| Less Liquidation Proceeds | 284,997.28 |
| Less Recoveries | 322,978.03 |
| Current Net Credit Loss / (Gain) | 13,289.87 |
| Cumulative Net Credit Loss / (Gain) | (2,089,803.02) |
| Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value | (0.123%) |

| **Residual Loss** | Current |
|---|---|
| Securitization Value of Liquidated Leases BOP | 48,834,324.83 |
| Less sales proceeds and other payments received during Collection Period | 54,828,907.33 |
| Current Residual Loss / (Gain) | (5,994,582.50) |
| Cumulative Residual Loss / (Gain) | (128,573,006.56) |
| Cumulative Residual Loss / (Gain) as % of Cut-off Date Securitization Value | (7.574%) |